04015332

NITED STATES
D EXCHANGE COMMISSION
ington, D.C. 20549

SEC FILE NO.
8-65415

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (mm/dd/yy) AND ENDING 12/31/03 (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

DB3 SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No)

350 FRANK H. OGAWA PLAZA #603
(No and Street)

OAKLAND (City) CALIFORNIA (State) 94612 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK d'ERCOLE (510) 625-8355
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite B-213, (Address) Walnut Creek, (City) California (Sate) 94596 (Zip Code)

CHECK ONE:

(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant nor resident in United State or any of its possession.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the option of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, **MARK d'ERCOLE**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **DB3 SECURITIES, INC.**, as of **DECEMBER 31, 2003**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President / CEO

Title

Notary Public

This report** contains (check all applicable boxes):

(X)	(a)	Facing page.
(X)	(b)	Statement of Financial Condition.
(X)	(c)	Statement of Income (Loss).
(X)	(d)	Statement of Cash Flows.
(X)	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X)	(g)	Computation of Net Capital.
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(X)	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(X)	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(X)	(o)	Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DB3 Securities, Inc.

Annual Audit Report

December 31, 2003

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California
County of Alameda } ss.

On 3-27-04 (Date), before me, Bruce Edward Johnson, notary Public. (Name and Title of Officer (e.g., "Jane Doe, Notary Public"))
personally appeared MARK A. D'ercole (Name(s) of Signer(s)),

☒ personally known to me
☐ proved to me on the basis of satisfactory evidence

to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

BRUCE EDWARD JOHNSON
COMM. #1278107
Notary Public-California
ALAMEDA COUNTY
My Comm. Exp. Sept. 23, 2004
ESI1

Place Notary Seal Above

WITNESS my hand and official seal.

[signature]
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document
Title or Type of Document: Annual Audit of DB3 Securities DTD. 12/31/03

Document Date: Mar. 29th 2004 Number of Pages: 15 (sig pg. incl)

Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer
Signer's Name: MARK A. d'Ercole Pres.
☐ Individual
☒ Corporate Officer — Title(s): President/CEO
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ______

Signer Is Representing: DB3 Securities Inc.

RIGHT THUMBPRINT OF SIGNER
Top of thumb here



DB3 Securities, Inc.

Table of Contents

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

Board of Directors
DB3 Securities, Inc.
Oakland, California

We have audited the accompanying statement of financial condition of DB3 Securities, Inc. as of December 31, 2003, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DB3 Securities, Inc. at December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I & II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

E Wintter + Associates

March 8, 2004

DB3 Securities, Inc.

Statement of Financial Condition

December 31, 2003

Assets

Cash and equivalents			$	7,978
Commissions receivable				308
Prepaid expenses and other assets				2,396
Total assets			$	10,682

Liabilities and Stockholder's Equity

Accounts payable and accrued expenses			$	609
State income taxes payable				1,600
Total liabilities				2,209
Stockholder's equity				
Common stock (100,000 shares of no par value authorized; 90,000 shares issued and outstanding)	$	12,500		
Additional paid-in capital		8,700		
Retained earnings (deficit)		12,727		
Total stockholder's equity				8,473
Total liabilities and stockholder's equity			$	10,682

See indepndent auditor's report and accompanying notes

DB3 Securities, Inc.

Statement of Income (Loss)

For the Year Ended December 31, 2003

Revenue	
Commissions	$ 6,209
Interest income	51
Total revenue	6,260
Expenses	
Professional fees	6,806
Regulatory fees	1,433
Insurance	877
Other operating expenses	641
Total expenses	9,757
Loss before income taxes	(3,497)
Income tax provision	800
Net loss	$ (4,297)

See independent auditor's report and accompanying notes.

DB3 Securities, Inc.

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2003

	Common Stock	Paid in Capital	Retained Earnings	Stockholder's Equity
December 31, 2002	$ 12,500	$ 3,700	$ (8,430)	$ 7,770
Additional paid in capital		5,000		5,000
Net loss			(4,297)	(4,297)
December 31, 2003	$ 12,500	$ 8,700	$ (12,727)	$ 8,473

See independent auditor's report and accompanying notes.

DB3 Securities, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(4,297)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
(Increase) decrease in:		
Commissions receivable		(308)
Prepaid expense and other assets		(2,396)
Increase (decrease) in:		
Accounts payable and accrued expenses		(6,441)
State income taxes payable		800
Net cash provided (used) by operating activities		(12,642)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions		5,000
Net cash provided (used) by financing activities		5,000
Net increase (decrease) in cash and equivalents	$	(7,642)
Cash and equivalents, beginning of year		15,620
Cash and equivalents, end of year	$	7,978

See independent auditor's report and accompanying notes.

DB3 Securities, Inc.

Notes to the Financial Statements

Year Ended December 31, 2003

(1) Organization

DB3 Securities, Inc. (the Company) was formed on January 19, 2001. The purpose of the Company is to act as a broker-dealer engaging in general securities activities in the United States. Revenues are generated through mutual fund transactions, which are processed directly by the mutual funds.

On June 14, 2002, the Company registered as a broker-dealer with the Securities and Exchange Commission pursuant to Section 15c of the Securities Exchange Act of 1934. The Company became a member of the National Association of Securities Dealers, Inc. on January 10, 2003.

(2) Summary of Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents
For purposes of the statement of cash flows, cash equivalents include all demand deposits held in banks and highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business.

Commissions Receivable
The Company considers commissions receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Income Taxes
The Company, with the consent of its sole shareholder, has elected under the Internal Revenue Code to be treated as an S corporation. In lieu of corporate income taxes, the Company's income or loss is generally passed through to the shareholder's federal and state individual income tax returns. However, the Company is liable for California Franchise tax on S corporations.

(2) Summary of Significant Accounting Policies (continued)

Income Taxes (continued)
Deferred income taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

(3) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital (Rule 15c3-1) which requires the Company to maintain minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 8 to 1, both as defined. At December 31, 2003, the Company's net capital was $6,032, which exceeded the requirement by $1,032.

(4) Related Party Transactions

Under an agreement with DB3 Insurance Services, Inc., an entity under common control provides office facilities, supplies, and services to the Company.

(5) Income Taxes

The provision for income tax expense shown in the accompanying statement of loss consists of the current California minimum franchise tax of $800. Deferred taxes were not significant at December 31, 2003.

SUPPLEMENTAL INFORMATION

DB3 Securities, Inc.

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2003

Net Capital:		
Total stockholder's equity qualified for net capital		$ 8,473
Less: Non-allowable assets		
Commissions receivable	$ 45	
Prepaid expenses and other assets	2,396	
Total non-allowable assets		2,441
Net capital		6,032
Net minimum capital requirement of 12.5% of aggregate indebtedness of $2,209 or $5,000, whichever is greater		5,000
Excess of capital		$ 1,032

Reconciliation with Company's Net Capital Computation (included in Part II of Form X-17A-5 as of December 31, 2003)

Net capital, as reported in Company's Part II of Form X-17A-5 as of December 31, 2003	$ 6,969
Decrease in stockholder's equity	(5,546)
Decrease in non-allowable assets	4,609
Net capital per above computation	$ 6,032

DB3 Securities, Inc.

Schedule II

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2003

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(ii). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

Information for Possession or Control Requirements Under Rule 15c3-3

December 31, 2003

Not applicable

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

Board of Directors
DB3 Securities, Inc.
Oakland, California

In planning and performing our audit of the financial statements and supplemental schedules of DB3 Securities, Inc. (the Company) for the year ended December 31, 2003, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the Company's internal control and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2003, and this report does not affect our report thereon dated March 8, 2004.

> The size of the business and the resultant limited number of employees impose practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulations of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

March 8, 2004